AM 9/13/2004

CM 9/3

SEC 04019859 COMMISSION ...549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44204

SEC MAIL PROCESSING SECTION RECEIVED AUG 30 2004 WASHINGTON, D.C. 183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BERMUDA SECURITIES(BVI) LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GROUND FLOOR, CHEVRONTEXACO HOUSE 11 CHURCH STREET
(No. and Street)

HAMILTON (City) BERMUDA (State) HM 11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. S. A. ANDERSON 1-441-295-1330
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — if individual, state last, first, middle name)

CORNER HOUSE, PAR-LA-VILLE ROAD (Address) HAMILTON (City) BERMUDA (State) HM08 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL RAYMOND SCHROTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST BERMUDA SECURITIES (BVI) LTD., as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

DIRECTOR/SECRETARY

Title

Notary Public

SAUL M. FROOMKIN, O.C., J.P., Notary Public
for and in the Islands of Bermuda,
Hamilton, Bermuda.
My Commission is unlimited as to time.

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BERMUDA SECURITIES (BVI) LTD.

Financial Statements
(With Independent Auditors' Report Thereon)

Years Ended June 30, 2004 and 2003

KPMG

KPMG

Chartered Accountants

Crown House
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Mailing Address:
P. O. Box HM 906
Hamilton HM DX
Bermuda

Telephone (441) 295 5063
Fax (441) 295 9132
Email kpmg@kpmg.bm

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
First Bermuda Securities (BVI) Ltd.

We have audited the accompanying statements of financial condition of First Bermuda Securities (BVI) Ltd. as at June 30, 2004 and 2003 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The statements of changes in liabilities subordinated to claims of general creditors have not been presented, as there were no such liabilities during the years ended June 30, 2004 and 2003.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities (BVI) Ltd. as at June 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG

Chartered Accountants
Hamilton, Bermuda
August 3, 2004

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Financial Condition

June 30, 2004 and 2003
(Expressed in Bermuda Dollars)

	2004	2003
Assets		
Cash and cash equivalents (Notes 2(d) and 3)	$ 198,388	$ 58,608
Brokerage commissions receivable (Note 2(a))	93,361	82,630
Due from parent company (Note 4)	3,201	336
Total assets	$ 294,950	$ 141,574
Liabilities		
Amounts due to clearing broker	$ 32,768	$ 4,865
Accounts payable and accrued expenses	1,338	2,875
Total liabilities	34,106	7,740
Stockholder's equity		
Capital stock		
Authorized, issued and fully paid		
50,000 shares of $1 par value each	50,000	50,000
Retained earnings	210,844	83,834
Total stockholder's equity	260,844	133,834
Total liabilities and stockholder's equity	$ 294,950	$ 141,574

See accompanying notes to financial statements

Signed on behalf of the Board

________________________ Director

________________________ Director

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Income

Years Ended June 30, 2004 and 2003
(Expressed in Bermuda Dollars)

	2004	2003
Income		
Brokerage commissions (Note 2(a))	$ 924,169	$ 615,803
Interest income (Notes 2(b) and 2(d))	5,323	45,979
Total income	929,492	661,782
Expenses (Note 6)		
Commission expenses (Notes 2(c) and 5)	385,660	271,262
Clearing and brokerage charges	158,135	115,162
Telecommunications expense	38	3,953
Secretary and filing fees	6,001	2,769
Insurance expense	4,145	3,635
Bank charges	503	518
Total expenses	554,482	397,299
Net income for the year	$ 375,010	$ 264,483

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2004 and 2003
(Expressed in Bermuda Dollars)

	2004	2003
Capital stock		
Capital stock at beginning of year	$ 50,000	$ 50,000
Capital stock at end of year	50,000	50,000
Retained earnings		
Retained earnings at beginning of year	83,834	67,351
Net income for the year	375,010	264,483
Dividends paid	(248,000)	(248,000)
Retained earnings at end of year	210,844	83,834
Total stockholder's equity	$ 260,844	$ 133,834

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Cash Flows

Years ended June 30, 2004 and 2003
(Expressed in Bermuda Dollars)

	2004	2003
Cash flow from operating activities		
Net income	$ 375,010	$ 264,483
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in brokerage commissions receivable	(10,731)	(22,241)
Change in amount due from parent company	(2,865)	3,437
Change in amounts due to clearing broker	27,903	(14,248)
Change in accounts payable and accrued expenses	(1,537)	-
Cash provided by operating activities	387,780	231,431
Cash flow from financing activities		
Dividends paid	(248,000)	(248,000)
Cash used in financing activities	(248,000)	(248,000)
Net increase (decrease) in cash and cash equivalents	139,780	(16,569)
Cash and cash equivalents at beginning of year	58,608	75,177
Cash and cash equivalents at end of year	$ 198,388	$ 58,608

See accompanying notes to financial statements

1. **General**

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer as a registered member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd., a company incorporated in Bermuda.

2. **Significant accounting policies**

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

a) Brokerage commissions

Brokerage commissions are accounted for on a trade-date basis and are accrued to the balance sheet date.

b) Interest income

Interest income is accrued to the balance sheet date.

c) Commission expenses

Commission expenses are accrued to the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statements of income.

e) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Concentration of credit risk**

Cash and cash equivalents includes cash of $140,718 (2003 - $938) held with a single Bermuda bank. In the prior year $57,670 was held with a single United States bank. Cash in the amount of $25,000 must be maintained with the clearing broker.

4. **Due from parent company**

Amounts due from the parent company are interest free, unsecured and have no fixed terms of repayment.

5. **Commission expenses**

Commission expenses primarily represent the reimbursement of commissions paid by First Bermuda Group Ltd. to its employees for services provided to the Company relating to the broker/dealer business. These expenses are computed as 50% of total income less clearing and brokerage charges, telecommunication expenses and certain miscellaneous expenses.

6. **Related party transactions**

General and administrative expenses of the Company amounting to $49,992 (2003 - $56,910) have been borne by First Bermuda Group Ltd. ("FBG") and are not included in the statements of income.

7. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2004 the Company had net capital of $247,643 (2003 - $128,498), which was $242,643 (2003 - $123,498) in excess of its required net capital of $5,000.

8. **Taxation**

The Company is considered a non-resident corporation for British Virgin Islands corporation taxation purposes and is therefore not subject to tax.

It is management's belief that the Company is not engaged in a United States trade or business as determined under United States Federal tax laws and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for income taxes in the financial statements.

Schedule 1

FIRST BERMUDA SECURITIES (BVI) LTD.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2004 and 2003

	2004	2003
Net capital		
Total stockholder's equity	$ 260,844	$ 133,834
Total stockholder's equity qualified for net capital	260,844	133,834
Other deductions (excess fidelity bond)	(10,000)	(5,000)
Total capital and allowable subordinated liabilities	250,844	128,834
Deductions and/or charges Non-allowable assets:		
Amount due from parent company	(3,201)	(336)
Total deductions and/or charges	(3,201)	(336)
Net capital before haircuts on securities positions	247,643	128,498
Net capital	$ 247,643	$ 128,498
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 242,643	$ 123,498
Ratio: Aggregate indebtedness to net capital	0.14:1.00	0.06:1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2004)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 212,241	$ 128,498
Audit adjustment to reverse expense relating to FBG	55,402	–
Excess Fidelity Bond deductible erroneously recorded as addition to capital	(20,000)	–
Net capital per above	$ 247,643	$ 128,498